FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-3788

N.V. Koninklijke Nederlandsche
Petroleum Maatschappij

(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company

(Translation of registrar’s name into English)

The Netherlands
(State or Other Jurisdiction of Incorporation or Organization)

Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
Tel: (011 31 70) 377 9111
(Address and telephone number of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Royal Dutch Petroleum Company
SIGNATURES
EXHIBITS
Exhibit 99.1

Royal Dutch Petroleum Company

Report on General Meeting of Shareholders held on June 28, 2005

General

At the General Meeting of Shareholders held on June 28, 2005 at The Hague, The Netherlands (the “AGM”), the shareholders of Royal Dutch Petroleum Company (the “Registrant”) approved the following proposals (as more fully described in the Notice of Meeting 2005, furnished to the Securities and Exchange Commission by the Registrant on a Report on Form 6-K on May 31, 2005):

•	Finalization of the Balance Sheet as at December 31, 2004, the Profit and Loss Account for the year 2004 and the Notes to the Balance Sheet and the Profit and Loss Account.

•	Declaration of the total dividend of euro 1.79 for the year 2004.

•	Discharge of the Managing Directors of responsibility in respect of their management for the year 2004.

•	Discharge of the members of the Supervisory Board of responsibility for their supervision for the year 2004.

•	Appointment of Mr. L. R. Ricciardi as member of the Supervisory Board following retirement by rotation (with effect until the dissolution thereof).

•	Authorisation of the Board of Management, with effect from July 1, 2005, and for a period of 18 months, for the acquisition by the Registrant, with due observance of the statutory provisions and for its own account, of shares in its capital up to a maximum of 10% of the issued share capital, be it by acquisition on the stock exchange or otherwise at a price between an amount equal to the par value of the shares and an amount equal to 110% of the opening price quoted for shares of the Registrant at Euronext Amsterdam (Eurolist by Euronext) on the day of the acquisition or, in the absence of such a price, the last previous price quoted there. While no specific purchases or other transactions have been approved by the Board of Management, this authorisation permits the Board of Management to engage in, among other things, one or more transactions with minority holders of the Registrant's ordinary shares, to the extent permitted by law, following the consummation of the unification of the Registrant and The “Shell” Transport and Trading Company, p.l.c., described below, as more fully discussed in the Registration Statement on Form F-4 of Royal Dutch Shell plc filed with the Securities and Exchange Commission on May 18, 2005 and the related U.S. prospectus dated May 19, 2005 filed with the Securities and Exchange Commission on such date by Royal Dutch Shell plc in connection with the exchange offer by Royal Dutch Shell plc for the outstanding ordinary shares of the Registrant.

•	Cancellation of 12,205,000 ordinary shares held by the Registrant in its own capital.

•	The proposals for the unification of the Registrant and The “Shell” Transport and Trading Company, p.l.c. and approval of the Implementation Agreement in respect thereof.

•	Amendment of the articles of association of the Registrant and authorization to the Board of Management to acquire all 1,500 priority shares in the capital of the Registrant, as more fully described below.

•	Appointment of Mr. A.G. Jacobs as non-executive director as of the date of the amendment of the articles of association of the Registrant (July 4, 2005).

•	Appointment of Ms. Ch. Morin-Postel as non-executive director as of the date of the amendment of the articles of association of the Registrant (July 4, 2005).

•	Appointment of Mr. A.A. Loudon as non-executive director as of the date of the amendment of the articles of association of the Registrant (July 4, 2005).

•	Appointment of Mr. L.R. Ricciardi as non-executive director as of the date of the amendment of the articles of association of the Registrant (July 4, 2005).

•	Adoption of the remuneration policy for the Board of Directors.

•	Approval of amended Long-Term Incentive Plan.

•	Approval of amended Restricted Share Plan.

•	Approval of amended Deferred Bonus Plan.

Amendment to Articles of Association

As noted above, at the AGM, the shareholders of the Registrant approved proposed amendments to the articles of association of the Registrant. The articles of association of the Registrant, as so amended (the “Amended Articles”), became effective on July 4, 2005. Accordingly, the Registrant is furnishing the Amended Articles, attached hereto as Exhibit 99.1 and incorporated by reference herein, on this Report on Form 6-K. The Amended Articles will remain effective until amended and the effectiveness thereof is subject to no conditions (and will remain effective whether or not the exchange offer by Royal Dutch Shell plc for all of the ordinary shares of the Registrant or the proposed scheme of arrangement of The “Shell” Transport and Trading Company, p.l.c. under English law pursuant to which Shell Transport would become a subsidiary of Royal Dutch Shell plc are consummated).

The principal amendments consisted of

(a)	the introduction of a one tier board for the Registrant, comprising Executive and Non-Executive Directors, in place of the two-tier board comprising a Board of Management and a Supervisory Board, and

(b)	the abolition of the Registrant’s priority shares as a class of shares (thereby converting the outstanding Registrant’s priority shares into ordinary shares).

In addition, the Amended Articles include indemnification arrangements (for costs) for members and former members of the Board of Directors of the Registrant. Initially, the indemnification arrangements apply to members of the Board of Management of the Registrant and members of the Supervisory Board of the Registrant immediately before execution of the deed of amendment of the articles of association introducing the indemnification arrangements.

The principal effect of the introduction of a one tier board for the Registrant in place of the two tier board comprising a Board of Management and a Supervisory Board is that all decisions that were previously made by the Supervisory Board and the Board of Management, each acting separately, will, following the effectiveness of the Amended Articles, be made by the Board of Management. As more fully described below under “Summary of Amended Articles”, the Non-Executive Directors shall supervise the policy pursued by the Chief Executive and the Executive Committee and also supervise the general course of business. The modification to the Registrant's board structure does not affect the composition of the three joint committees established by the Registrant and The “Shell” Transport and Trading Company, p.l.c. (the Audit Committee, the Remuneration and Succession Review Committee and the Social Responsibility Committee).

As a result of the amendment of the articles of association, the Managing Directors of the Registrant became Executive Directors of the Registrant, with the exception of Mr. R. J. Routs who resigned as a Managing Director of the Registrant. Mr. Routs remains an Executive Director of Royal Dutch Shell plc and responsible for the Oil Products and Chemicals business of the Royal Dutch/Shell Group of Companies. As noted above, the Non-Executive Directors of the Registrant were appointed separately at the AGM and, effective as of the date of the amendment of the articles of association of the Registrant (July 4, 2005), are Mr. A.G. Jacobs, Ms. Ch. Morin-Postel, Mr. A.A. Loudon and Mr. L.R. Ricciardi, each of whom was previously a member of the Supervisory Board of the Registrant.

On July 4, 2005, the Registrant acquired the priority shares of the Registrant, which were converted, effective upon the amendment of the articles of association, into ordinary shares of the Registrant.

Summary of Amended Articles

The following is a summary of the material provisions of the Amended Articles. This is a summary only and therefore does not contain all the information that may be important to shareholders. For more complete information, shareholders are urged to read the Amended Articles.

Management and Supervision

General

The Registrant is managed by the Board of Management. The Board of Management includes Non-Executive Directors as well as Executive Directors. The Non-Executive Directors shall supervise the policy pursued by the Chief Executive and the Executive Committee, described below, and also supervise the general course of business.

Size

The Board of Management shall consist of a number of Directors as it shall determine, which number shall be at least three Directors. The Board of Management shall determine the number of Directors in such a way and shall appoint Executive Directors in such a way that the Non-Executive Directors shall form the majority of the Board of Management.

Appointment and Election of Members of the Board of Management

The members of the Board of Management shall be appointed by the general meeting of shareholders. If a member of the Board of Management is to be appointed, the Board of Management shall draw up a binding proposal in such a manner that for each appointment to be made a choice may be made from among at least two persons. The general meeting of shareholders may however suspend the binding nature of any such a proposal by means of adopting a resolution reached by a majority of at least two third of the votes cast, if the majority represents more than half of the issued capital. The proposal shall be included in the notice of the general meeting of shareholders at which the appointment to be made is to be dealt with. Should no proposal be made or should a proposal not have been made in a timely manner, mention shall be made of this in the convocation of the meeting. If no proposal is made or should a proposal not have been made in a timely manner, the general meeting of shareholders shall be at liberty to make the appointment in question.

Retirement

A member of the Board of Management shall be appointed for a term of office which shall not exceed four years. A member of the Board of Management may be re-appointed for successive terms.

Removal of Members of the Board of Management

The general meeting of shareholders may suspend and dismiss each and every member of the Board of Management. The general meeting of shareholders may decide to suspend or dismiss a member of the Board of Management, unless this is proposed by the Board of Management, only by means of a majority of at least two third of the votes cast, should the majority represent more than half of the issued capital.

Committees

The Board of Management can organize committees alongside the Executive Committee. The majority of the members of a committee shall consist of members of the Board of Management. All Committees must comply with any regulations laid down by the Board of Management.

In addition to the Executive Committee of the Registrant, the Board of Management together with the directors of The “Shell” Transport and Trading Company, p.l.c. have established three joint committees: the Audit Committee, the Remuneration and Succession Review Committee and the Social Responsibility Committee.

Executive Committee

The Executive Committee shall consist of all Executive Directors and, if the Board of Management so determines, one or more other persons appointed by the Board of Management. The day to day management of the Registrant shall be conducted by the Executive Committee.

Representation

The Board of Management collectively shall represent the Registrant. The Registrant shall furthermore also be represented by two Executive Directors acting together or one Executive Director acting together with the Secretary.

Limitation on Liability and Indemnification

The provisions of Dutch law governing the liability of members of the Board of Management are mandatory in nature. Unless Dutch law provides otherwise, the following shall be reimbursed to current and former members of the Board of Management:

(a) the reasonable costs of conducting a defense against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Registrant’s request;

(b) any damages or fines payable by them as a result of an act or failure to act as referred to under clause (a);

(c) the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the Board of Management, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterized as willful (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. The Registrant has obtained liability insurance for the benefit of the Board of Management. The Board of Management may by agreement or otherwise give further implementation to the above.

Transactions with Interested Directors

Under the Dutch Corporate Governance Code, any situation in which the Registrant has a conflict of interest with one or more member of the Board of Management must be promptly reported to the Chairman. The relevant directors must not take part in any deliberations about the contemplated transaction. In the event of a conflict of interest with one or more members of the Board of Management, the Registrant will be represented by members of the other members of the Board of Management who do not have a conflict of interest, unless the general meeting of shareholders shall appoint a person to represent the Registrant in such a situation.

General Meetings of Shareholders

General

General meetings of shareholders are called by the Board of Management.

Under Dutch law, the Registrant’s annual general meeting of shareholders must be held within six months of the end of the Registrant’s fiscal year (December 31). Other general meetings of shareholders are held as often as the Board of Management considers desirable. A general meeting of shareholders is also required to be held if one or more shareholders representing in the aggregate at least one-tenth of the issued share capital have made a demand for a general meeting of shareholders, in writing, to the Board of Management, specifying the subject to be dealt with. If the Board of Management does not act upon this request in such a manner as to enable the general meeting of shareholders to be held within six weeks after its submission, the person or persons making the request may be empowered by the (temporary) relief judge (“voorzieningenrechter”) of the District Court within whose jurisdiction the Registrant is established to convene the meeting himself or themselves.

Place of Meeting

Under the Amended Articles, general meetings of shareholders must be held in The Hague, Amsterdam or Rotterdam.

Notice

The Amended Articles require that notices of general meetings of shareholders must be provided to shareholders at least three weeks in advance of such meeting, by publication in at least one daily newspaper published in The Netherlands. In urgent circumstances, the determination of which is left to the discretion of the Board of Management, this period may be reduced to fifteen days.

Shareholder Proposals

Pursuant to the Amended Articles, requests of shareholders who, alone or jointly, represent 1% of the Registrant’s issued share capital or the market value of the shares as set by the law, to place items on the agenda of the general meeting of shareholders will be honored if they are made in writing at least 60 days before the date of the general meeting of shareholders, unless, in the opinion of the Board of Management, inclusion of such item in the agenda would conflict with the substantial interests of the Registrant or of an undertaking in which the Registrant, directly or indirectly holds an interest, or the proposed resolution on such item is not one on which the general meeting of shareholders is authorized to decide.

Attendance and Voting

All shareholders may attend any general meeting of shareholders, either in person or by proxy duly authorized in writing, and may participate in the discussions and voting (subject to the granting of voting rights to a usufructuary or pledge).

The Board of Management may in convoking a general meeting of shareholders determine that those entitled to exercise the rights in respect of a share shall be those — irrespective of who is a shareholder at the time of the general meeting of shareholders — who:

(a) are shareholders at a time determined by the Board of Management and are registered as such in either the register of shareholders or in a register, designated by the Board of Management, of holders of shares for which share certificates made out to bearer are in circulation; and

(b) have made known to the Registrant, in writing in the manner determined by the Board of Management, their desire to exercise these rights.

Subject to the foregoing paragraph, (a) holders of ordinary shares in bearer form must deposit their share certificates before the general meeting of shareholders at the time and place as designated in the notice calling the general meeting of shareholders, and (b) holders of registered ordinary shares must have notified the Board of Management, in writing in the manner designated in the notice calling the general meeting of shareholders, of their intention to attend the general meeting of shareholders and to exercise their shareholder rights. The date by which holders of ordinary shares in bearer form must deposit their shares and holders of registered ordinary shares must provide notice of their intention to attend is no earlier than seven days before the general meeting of shareholders.

For each ordinary share, one vote may be cast (except that if the holder has granted a right of pledge or usufruct, the usufructuary or pledge is entitled to exercise the voting right prior to the expiration of its right of pledge or usufruct).

Shares owned by the Registrant or one of its subsidiaries may not vote at the general meeting of shareholders.

All shareholder resolutions are required to be resolved by a majority of the votes cast, without a quorum requirement, except where the resolution regards an amendment to the articles of association or the dissolution of the Registrant (which would require a majority of at least two-thirds of the votes cast at a general meeting of shareholders where at least three-quarters of the issued capital is represented). In the event less than three-quarters of the issued capital is represented at the general meeting of shareholders considering a resolution to amend the articles of association or the dissolution of the Registrant, a new general meeting of shareholders shall be convened, to be held within eight weeks after the first one, where such resolutions may be passed by absolute majority of the votes cast, irrespective of the proportion of the issued capital which is represented.

Amendment of Articles of Association

See above under “General Meetings of Shareholders — Attendance and Voting”.

Dividend Rights

Consistent with Dutch law, the amount of a dividend distribution is limited to the amount by which, prior to the making of the distribution, the Registrant’s shareholder’s equity exceed the aggregate of its paid-up share capital and any reserves which must be maintained by law or the Registrant’s articles. The Board of management can fix the amounts to be appropriated to the reserves.

The general meeting of shareholders may resolve whether or not to pay out (all or part of) the profit available for distribution to the holders of shares. Interim dividends may be paid as decided by the Board of Management.

The general meeting of shareholders can decide upon recommendation by the Board of Management to issue shares by way of dividend or interim dividend (in lieu of the payment of cash).

Dividends paid on ordinary shares in bearer or Hague registry form are paid in euro. Dividends paid on ordinary shares in New York registry form are paid in U.S. dollars.

Any dividend unclaimed after a period of six years from the date when it was declared or became due for payment will be forfeited and go back to the Registrant.

Liquidation Rights

The net proceeds of the liquidation after payment of the liquidation expenses and of all debts shall be divided among the shareholders in proportion to the nominal amount of their ordinary shares.

Issuance of Shares

Pursuant to Dutch law, shares are issued upon (i) resolution by the general meeting of shareholders; or (ii) resolution by another corporate body so designated pursuant to either the Amended Articles or a decision by the general meeting of shareholders. This designation is only valid for a maximum period of five years.

Pre-emptive Rights

Subject to certain exceptions, Dutch law provides that each shareholder has a pre-emptive right with respect to any issue of shares in proportion to the aggregate amount of shares held.

The Amended Articles provide that holders of shares have pre-emptive rights in proportion to their shareholdings, unless the consideration for the issuance of the shares is to be other than in cash or the shares are issued to employees of the Registrant or a legal entity with which it is associated in a group.

The Board of Management may resolve to suspend the pre-emptive rights of holder of shares if the general meeting of shareholders has granted the Board of Management the power to do so. A grant of this power by the general meeting of shareholders can only be for a period not in excess of five years.

Repurchase and Redemption of Shares

Pursuant to Dutch law, the Registrant may only acquire fully paid-up shares in its own share capital. Fully paid-up shares may only be repurchased by the Registrant for consideration if:

(a) the shareholder’s equity exceeds the sum of the paid-up and called-up part of the share capital and the reserves which must be maintained by law or the Registrant’s articles; and

(b) the aggregate nominal value of the shares acquired by the Registrant does not represent more than on-tenth of its issued share capital.

Pursuant to the Amended Articles, the acquisition of shares by the Registrant in its own share capital requires the authorization of the Board of Management by the general meeting of shareholders, except if and insofar as shares are acquired in order to be assigned to employees of the Registrant or employees of a legal entity with which it is associated in a group, by virtue of an arrangement applicable to the employees.

Resolution of Disputes

The Amended Articles do not contain any arbitration or jurisdiction related provisions.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Royal Dutch Shell plc filed with the Securities and Exchange Commission on May 18, 2005 and the related U.S. prospectus dated May 19, 2005 filed with the Securities and Exchange Commission on such date by Royal Dutch Shell plc in connection with the exchange offer by Royal Dutch Shell plc for the outstanding ordinary shares of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL DUTCH PETROLEUM COMPANY, (Registrant) By /s/ J. VAN DER VEER
Name: J. van der Veer Title: President/Managing Director

by /s/ M.C.M. BRANDJES
Name: M.C.M. Brandjes Title: Company Secretary

Date: July 5, 2005

EXHIBITS

Exhibit No.	Description
99.1	Amended Articles of Association of Royal Dutch Petroleum Company